1095 Avenue of the Americas
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www.dechert.com

ALLISON FUMAI

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 698 698 3599 Fax

July 13, 2021

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Daniel Greenspan, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Company”)

(File Nos. 033-23166; 811-05624)

Dear Mr. Greenspan:

Thank you for your telephonic comments regarding the Company’s preliminary proxy statement on Schedule 14A relating to the Real Assets Portfolio (the “Portfolio”), a series of the Company, filed with the Securities and Exchange Commission (the “Commission”) on June 23, 2021.  The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s preliminary proxy statement on its behalf.  Below, we describe the changes made to the proxy statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about July 15, 2021.

Comment 1.                            Please revise the disclosure to more fully summarize the broader repositioning of the Portfolio.

Response 1.                               We respectfully acknowledge the comment; however, we believe the existing disclosure to be appropriate.

Comment 2.                            Please revise the disclosure to more fully summarize the Board’s approval of items relating to the broader repositioning of the Portfolio.

Response 2.                               The disclosure has been revised accordingly.

Comment 3.                            Please describe how submitted Proxy Cards that do not provide voting instructions will be counted for purposes of quorum and voting.

Response 3.                               The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel).  Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai